                                    UNITED STATES
                          SECURITIES AND EXCHANGE COMMISSION
                                WASHINGTON, D.C. 20549

                                    -----------

                                     SCHEDULE 13D
       Information to be included in statements filed pursuant to Rule 13d-1(a)
               and amendments thereto filed pursuant to Rule 13d-2(a)

                      UNDER THE SECURITIES EXCHANGE ACT OF 1934
                                (AMENDMENT NO. 8 )*
                                              ---

                            NUMED HOME HEALTH CARE, INC.
--------------------------------------------------------------------------------
                                   (Name of Issuer)

                                     Common Stock
--------------------------------------------------------------------------------
                            (Title of Class of Securities)

                                      67052T201
--------------------------------------------------------------------------------
                                    (CUSIP Number)

       Marc C. Krantz, Kohrman Jackson & Krantz P.L.L., 1375 East 9th Street,
                               Cleveland, Ohio 44114
                                    216-736-7204
--------------------------------------------------------------------------------
(Name, Address and Telephone Number of Person Authorized to Receive Notices and
                                  Communications)

                                   January 6, 1999
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box / /.

     NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

     * The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                                  Page 1 of 6 Pages

                                    SCHEDULE 13D
CUSIP NO. 67052T201

--------------------------------------------------------------------------------
   1   NAME OF REPORTING PERSON
       S.S. OR I.R.S.  IDENTIFICATION NO. OF ABOVE PERSON

       Turkey Vulture Fund XIII, Ltd.

--------------------------------------------------------------------------------
   2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*               (a)  [__]
                                                                       (b)  [__]

--------------------------------------------------------------------------------
   3   SEC USE ONLY

--------------------------------------------------------------------------------
   4   SOURCE OF FUNDS*

--------------------------------------------------------------------------------
   5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
       TO ITEMS 2(d) OR 2(e)                                                [__]

--------------------------------------------------------------------------------
   6   CITIZENSHIP OR PLACE OF ORGANIZATION

       Ohio

--------------------------------------------------------------------------------
           NUMBER OF              7   SOLE VOTING POWER

            SHARES                     583,500

         BENEFICIALLY            -----------------------------------------------

           OWNED BY               8   SHARED VOTING POWER

             EACH
                                 -----------------------------------------------
           REPORTING
                                  9   SOLE DISPOSITIVE POWER
            PERSON
                                       583,500
             WITH                -----------------------------------------------

                                 10  SHARED DISPOSITIVE POWER


--------------------------------------------------------------------------------
  11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

       583,500

--------------------------------------------------------------------------------
  12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
       SHARES*                                                              [__]

--------------------------------------------------------------------------------
  13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

       9.9%

--------------------------------------------------------------------------------
  14   TYPE OF REPORTING PERSON*
       OO

--------------------------------------------------------------------------------


                                  Page 2 of 6 Pages

CUSIP No. 67052T201


     This Amendment No. 8 to Schedule 13D Statement is filed on behalf of Turkey Vulture Fund XIII, Ltd., an Ohio limited liability company (the "Fund"), for the purpose of reporting the status of certain litigation instituted by NuMED Home Health Care, Inc., a Nevada corporation ("NuMED" or the "Company").

Item 4.   PURPOSE OF TRANSACTION.

     Item 4 is amended and supplemented as follows:

     On November 12, 1998, the Committee for a New NuMED (the "Committee"), of which Richard M. Osborne, the sole manager of the Fund, is a member, filed a preliminary copy of its proxy statement in opposition to the Company's Board of Directors with the Securities and Exchange Commission (the "SEC"). On November 17, 1998, the Company filed a lawsuit against the Fund captioned NUMED HOME HEALTH CARE, INC. V. TURKEY VULTURE FUND XIII, LTD. (U.S. Dis. Ct., Florida, Tampa Division, No. 98-2354-CIV-T-17F). The complaint is described in Amendment No. 3 to the Fund's Schedule 13D filed with the SEC on November 24, 1998, and is attached as Exhibit 7.4 to that Amendment. On December 14, 1998, the Fund filed its answer to the Company's complaint denying liability and requesting that the complaint be dismissed. On December 16, 1998, the Fund filed its Verified Amended Answer and Counterclaim for Preliminary and Permanent Injunction. The Fund's answer and counterclaim are described in Amendment No. 6 to the Fund's
Schedule 13D filed with the SEC on December 21, 1998, and are attached as Exhibits 7.6 and 7.7 to that Amendment. On December 30, 1998, the United States District Court held a hearing on the Fund's motion for preliminary injunction. After the hearing, the Court issued an Order providing for the collection of information relating to the case and enjoining the Company from taking any actions outside of the ordinary course of business until further order of the Court. The Court's order is described in Amendment No. 7 to the Fund's Schedule 13D filed with the SEC on December 31, 1998, and is attached as Exhibit 7.9 to that Amendment.

     On January 6, 1999, NuMED and the Fund reached an agreement to settle the litigation. Pursuant to the Mediation and Settlement Agreement, the parties agreed, among other things, as follows: (1) the Fund agreed to cause the Committee to withdraw its proxy statement relating to the 1998 Annual Meeting of NuMED's Stockholders scheduled to be held on January 28, 1999 (the "Annual Meeting"); (2) NuMED's Board of Directors agreed to reduce the number of directors from seven to six and amend the Company's By-laws to eliminate the Board classifications prior to the Annual Meeting; (3) the Company agreed to propose in its proxy statement a slate consisting of the following six individuals for election at the Annual Meeting: Susan J. Carmichael, Thomas V. Chema, J. Michael Gorman, Richard M. Osborne, Thomas J. Smith and Jugal K. Taneja; (4) the parties agreed to vote all of their shares of NuMED in favor of the foregoing slate of directors; (5) Mr. Taneja agreed not to vote the 744,680 shares of NuMED he received in connection with entering into a Termination, Noncompetition and Mutual Release Agreement with the Company on November 23, 1998; (6) the Fund and the Company agreed to enter into a purchase agreement pursuant to which the Fund would purchase 744,680 shares of stock from the Company for $350,000 in cash; and (7) the parties agreed to enter into a stand-still agreement on proxy fights through the Annual Stockholders' Meeting to be held in 2000. The Mediation and Settlement Agreement is


                                  Page 3 of 6 Pages

CUSIP No. 67052T201


attached as Exhibit 7.10. On January 12, 1999, the parties filed a Stipulation and Order of Dismissal dismissing both parties' claims with prejudice.

     Mr. Osborne and the Fund continue to reserve the right to modify their plans and proposals described in Item 4, as amended and supplemented. Further, subject to applicable laws and regulations, they may formulate plans and proposals that may result in the occurrence of any event set forth in clauses
(i) through (ix) of Item 4 as set forth in the original Schedule 13D Statement filed by the Fund with the SEC on December 23, 1996.

Item 7.   MATERIALS TO BE FILED AS EXHIBITS.

Exhibit 7.10   Mediation and Settlement Agreement dated January 6, 1999



                                  Page 4 of 6 Pages

CUSIP No. 67052T201


     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



Dated: January 15, 1999                 TURKEY VULTURE FUND XIII, LTD.


                                        By: /s/ Richard M. Osborne
                                            -----------------------------------
                                            Richard M. Osborne, Manager


                                  Page 5 of 6 Pages

CUSIP No. 67052T201


                                    EXHIBIT LIST

Exhibit 7.10   Mediation and Settlement Agreement dated January 6, 1999



                                  Page 6 of 6 Pages